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Exhibit 21.1

Subsidiaries of the Registrant

Set forth below is a list of the significant subsidiaries of the Company.

Burnup & Sims of Texas, Inc.*
Burnup & Sims of the Carolinas, Inc.
Burnup & Sims TelCom of Florida, Inc.
Burnup & Sims TSI, Inc.
Church & Tower, Inc.+
Church & Tower Fiber Tel, Inc.
Church & Tower of Florida, Inc.+
Church & Tower of TN, Inc.
Designed Traffic Installation Co., Inc.+
Harrison-Wright Co., Inc.
Kennedy Cable Construction, Inc.
LatLink Corporation
MasTec ComTec of California, Inc.
MasTec ComTec of the Carolinas, Inc.
MasTec International, Inc.
MasTec Technologies, Inc.
R.D. Moody & Associates, Inc. +
Shanco Corporation +
Sistemas e Instalaciones de Telecomunicaciones, S.A.$
Utility Line Maintenance, Inc. @

All jurisdictions of incorporation for the subsidiaries are in Delaware except the following: *Texas, +Florida, $ Spain, @ Georgia. All subsidiaries listed are 100% owned.